Contact

www.linkedin.com/in/jacqueline-
iversen-83a53429 (LinkedIn)
senjam.carrd.co/ (Rss)

Jacqueline Iversen

Founder/Chief Clinical Officer
Huntington Station, New York, United States

Experience

Sen-Jam Pharmaceutical
Chief Clinical Officer
2016 - Present (7 years)

Memorial Sloan Kettering Cancer Center
4 years

Pharmacy Research Fellowship
1990 - 1991 (1 year)

Memorial Sloan Kettering Cancer Center
1987 - 1990 (3 years)

Medical Center Hospital of Vermont
Pharmacy Resident
1985 - 1986 (1 year)

Education

St. John's University School of Pharmacy
Masters, Clinical, Hospital, and Managed Care Pharmacy · (1987 - 1990)

State University of New York at Buffalo - School of Pharmacy and
Pharmaceutical Sciences
Bachelor's degree, Pharmacy · (September 1980 - May 1985)